As filed with the Securities and Exchange Commission on March 22, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K

ANNUAL REPORT

of

HER MAJESTY THE QUEEN
IN RIGHT OF NEW ZEALAND

(Name of Registrant)

Date of end of last fiscal year: June 30, 2004

SECURITIES REGISTERED

(As of the close of the last fiscal period)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

Twenty Year 10 5/8% Bonds Due November 15, 2005	US$200,000,000	New York Stock Exchange
Twenty-five Year 9 7/8% Bonds Due January 15, 2011	US$150,000,000	New York Stock Exchange

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

HIS EXCELLENCY MR. DON MACKAY
Permanent Representative
of the New Zealand Permanent Mission
to the United Nations
One United Nations Plaza
25th Floor
New York, NY  10017

Copies to:
JEFFREY F. BROWNE
Sullivan & Cromwell
101 Collins Street

Melbourne, Victoria 3000
Australia

Body of Annual Report on Form 18-K

1.                                       In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)                                  The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)                                 The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)                                  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such failure.

2.                                       A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)                                  Internal funded debt of the registrant.  (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to the information under the heading “Direct Public Debt – Summary of Direct Public Debt” in Exhibit (d)(1) hereto.  As of June 30, 2004, there was outstanding NZ$12 million internal debt of others guaranteed by the registrant.

(b)                                 External funded debt of the registrant.  (Totals to be stated in the respective currencies in which payable.  No statement need be furnished as to intergovernmental debt.)

Reference is made to the information under the headings “Direct Public Debt – Summary of Direct Public Debt”, “Direct Public Debt – Direct Public Debt by Currency of Payment” and “Tables and Supplementary Information” in Exhibit (d)(1) hereto.

3.                                       A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to the information under the headings “Direct Public Debt” and “Tables and Supplementary Information” in Exhibit (d)(1) hereto.

4.                                       (a)                                  As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)                                  Total amount held by or for the account of the registrant.

As of June 30, 2004: None

(2)                                  Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)                                  Total amount otherwise outstanding:

As of June, 2004 there was US$134,580,000 of the US$200,000,000 Twenty Year 10 5/8% Bonds due November 15, 2005 outstanding and US$40,635,000 of the Twenty-five Year 9 7/8% Bonds due January 15, 2011 outstanding.

(b)                                 If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.                                       A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)                                  Internal floating indebtedness of the registrant.  (Total to be stated in the currency of the registrant).

Reference is made to the information under the heading “Direct Public Debt – Summary of Direct Public Debt” in Exhibit (d)(1) hereto.

(b)                                 External floating indebtedness of the registrant.  (Total to be stated in the respective currencies in which payable).

Floating Debt	Amount outstanding at June 30, 2004 (millions)

Repayable in United States Dollars	USD	363.5
Repayable in Japanese Yen	JPY	0.0
Repayable in Euros	EUR	0.0
Repayable in Deutschmarks	DM	0.0
Repayable in Swiss Francs	SwF	0.0
Repayable in Pounds Sterling	GBP	0.0

Reference is made to the information under the headings “Direct Public Debt – Summary of Direct Public Debt”, “Direct Public Debt – Direct Public Debt by Currency of Payment” and “Tables and Supplementary Information” in Exhibit (d)(1) hereto.

6.                                       Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to the information under the heading “Public Finance and Fiscal Policy – Current Fiscal Position and 2004 Budget” in Exhibit (d)(1) hereto.

7.                                       (a)                                  If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

No such modifications.

(b)                                 If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No such modifications.

8.                                       Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to the information under the heading “External Sector – Foreign-Exchange Rates and Overseas Reserves” in Exhibit (d)(1) hereto. As at December 31, 2004, currency in circulation was $ 2,737 million. New Zealand no longer maintains gold reserves of any sort.

9.                                       Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported.  Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to the information under the heading “External Sector – External Trade” in Exhibit (d)(1) hereto.

10.           The balance of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported.  The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”.  (These statements need be furnished only if the registrant has published balances of international payments).

Reference is made to the information under the caption “External Sector – Balance of Payments” in Exhibit (d)(1) hereto.

This Annual Report comprises:

(a)                                  Pages numbered 2 to 7 consecutively

(b)                                 The following exhibits:

Exhibit 99.(a) - None.

Exhibit 99.(b) - None.

Exhibit 99.(c)(1) - December Economic & Fiscal Update 2004.

Exhibit 99.(c)(2) – Budget Policy Statement 2005.

Additional Exhibits:

Exhibit 99.(d)(1) - Description of New Zealand.

Exhibit 99.(d)(2) - Financial Statements of the Government of New Zealand for the Twelve Months ended June 30, 2004.

Exhibit 99.(d)(3) Public Finance Amendment Act 2004.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 18-K to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 18th day of March, 2005.

Her Majesty the Queen in Right of New Zealand

By	/s/ Don Mackay
HIS EXCELLENCY MR. DON MACKAY
Permanent Representative
New Zealand Permanent Mission
to the United Nations

By	/s/ Timothy John McIvor

Timothy John McIvor
Deputy Permanent Representative
New Zealand Permanent Mission
to the United Nations

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

HER MAJESTY THE QUEEN

IN RIGHT OF NEW ZEALAND

EXHIBITS

to

FORM 18-K

ANNUAL REPORT

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

EXHIBIT VOLUME

Exhibit Index to Form 18-K Annual Report

99.(c)(1)                                                     December Economic & Fiscal Update 2004.

99.(c)(2)                                                     Budget Policy Statement 2005.

99.(d)(1)                                                    Description of New Zealand.

99.(d)(2)                                                    Financial Statements of the Government of New Zealand for the Twelve Months ended June 30, 2004.

99.(d)(3)                                                    Public Finance Amendment Act 2004.